Exhibit (a)(1)(I)

July 10, 2012

Dear Amylin Stockholders:

We are pleased to report that Amylin Pharmaceuticals, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated June 29, 2012 (the “Merger Agreement”), with Bristol-Myers Squibb Company (“Parent”) and B&R Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.

Pursuant to the Merger Agreement, Parent and Merger Sub have commenced a tender offer (the “Offer”) on July 10, 2012, to purchase all of the shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), that are issued and outstanding at a price per Share of $31.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes.

The Offer is initially scheduled to expire at 5:00 PM, New York City time, August 7, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

Pursuant to the Offer, the Shares will be purchased by Merger Sub. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s board of directors (the “Company Board”), has determined that the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option (as defined in the Merger Agreement), the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We at Amylin are proud of the innovative products we have developed to treat type 2 diabetes, a disease that affects literally millions of people around the world. We believe that this transaction with Bristol-Myers Squibb

Company and its alliance with AstraZeneca Pharmaceuticals LP will provide the means to maximize the potential and impact of Amylin’s innovative diabetes therapies and reach more patients around the world with treatment options to help manage their disease.

We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.

Sincerely,

Daniel M. Bradbury

President and Chief Executive Officer